EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on September 16, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the resignation of a director and election of a new director.	4

September 16, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the resignation of a director and election of a new director.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,328 As of August 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
September 16, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on September 16, 2025:

a.
The Board accepted the resignation of Mr. Kazuyuki Kozu as director of the Company, effective at the close of business on September 15, 2025. The Board conveyed its sincere gratitude to Mr. Kozu for his valuable contributions and wished him all the best in his ongoing endeavors.

The resignation of Mr. Kozu is not expected to have any significant impact on the Company’s current or future operations, financial position, or results of operations.

b.
As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Mr. Hidetada Hayashi possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Mr. Hayashi as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Kozu.

Mr. Hayashi was likewise appointed, vice Mr. Kozu, as an advisor of the Audit Committee, and as a member of the following board committees: (a) Governance, Nomination and Sustainability Committee; (b) Risk Committee; (c) Executive Compensation Committee; (d) Technology Strategy Committee; and (e) Data Privacy and Information Security Committee, effective immediately.

Mr. Hayashi joined NTT, Inc. in April 1994 and has over 30 years of experience in the telecommunications industry. He currently serves as the Managing Director of the Philippine Branch of NTT DOCOMO, INC.

Prior to this, he served as the Director of the Business Management Division of NTT DOCOMO GLOBAL, Inc. from 2024 to 2025, Executive Director of the Corporate Planning Department of NTT DOCOMO, INC. from 2022 to 2024, and Chief Operating Officer of DOCOMO Communications Laboratories Europe GmbH from 2018 to 2021.

Mr. Hayashi earned a Bachelor of Arts degree in Law from Chuo University, Tokyo in 1994.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

September 16, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : September 16, 2025